Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 6 DATED FEBRUARY 9, 2012

TO THE PROSPECTUS DATED SEPTEMBER 1, 2011

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc., dated September 1, 2011, Supplement No. 1, dated September 30, 2011, Supplement No. 2, dated November 30, 2011, Supplement No. 3, dated December 12, 2011, Supplement No. 4 dated January 2, 2012, and Supplement No. 5 dated January 17, 2012. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	the completion of our acquisition of the St. Louis Surgical Center in St. Louis, Missouri; and

(3)	our entry into a loan agreement.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of February 7, 2012, we had accepted investors’ subscriptions for and issued 3,770,453 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $37,560,591. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania, the conditions of which, to date, have not been satisfied. As of February 7, 2012, we had 171,229,547 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2012, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2012, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to the DRIP through the reinvestment of distributions, in which case participants in the DRIP will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Acquisition of St. Louis Surgical Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria – Description of Real Estate Investments” section beginning on page 112 of the prospectus.

On February 9, 2012, HC-760 Office Parkway, LLC (“HC-760 Office Parkway”), a wholly owned subsidiary of Carter/Validus Operating Partnership, LP (“CVOP”), our operating partnership, acquired 100% of the fee simple interest in an approximately 22,000 square foot ambulatory surgery center consisting of seven operating rooms, nine pre- and post-operation bays and nine overnight bays (the “St. Louis Surgical Center”), located 15 miles from downtown St. Louis in Creve Coeur, Missouri, for a purchase price of $8,470,000, plus closing costs. The seller of the St. Louis Surgical Center, St. Louis Surgical Properties, LCC, is not affiliated with us, our advisor or our respective affiliates.

Financing and Fees

We financed the purchase of the St. Louis Surgery Center using $6,375,000 in borrowings from American Momentum Bank (“American Momentum”) and the net proceeds from our initial public offering. See the “Entry into Loan Agreement” section of this prospectus supplement for a discussion of our loan with American Momentum. In connection with the acquisition, we paid an acquisition fee of approximately $169,400, or 2% of the purchase price, to our advisor, Carter/Validus Advisors, LLC.

Description of the Property

The St. Louis Surgical Center was constructed in 2005 with 14,718 square feet, and the facility was expanded by an additional 7,105 square feet in 2007. The property is located on approximately two acres of land in Creve Coeur, Missouri. As of February 9, 2012, the St. Louis Surgical Center was 100% leased to St. Louis Surgical Center, L.L.C. (“St. Louis Surgical”). St. Louis Surgical is a joint venture partnership comprised of St. John’s Mercy Hospital, United Surgical Partner, Inc. and various physicians. We believe the tenant is creditworthy based on its historical revenue and cash flow streams. All of the operations at the St. Louis Surgical Center and the principal nature of business of St. Louis Surgical are healthcare related.

In evaluating the St. Louis Surgical Center as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, United Surgical Partners International, which operates over 200 surgical facilities, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table shows, as of February 9, 2012, the current effective annual rental income, lease expiration and renewal options for the sole tenant of the St. Louis Surgical Center:

Tenant	Square Feet	Current Annual Base Rent(1)	Base Rent per Square Foot	Lease Term		Renewal Options
				Beginning	Ending
St. Louis Surgical(2)	21,823	$632,867	$29.00	1/28/2004	2/8/2027	None

(1)	Rent increases annually by 2% of the then current annual base rent.
(2)	The tenant entered into a net lease in which the tenant is required to pay all operating expenses and capital expenditures of the building.

The following is a schedule of the historical five year occupancy rate and average effective rent per square foot for the St Louis Surgical Center:

Year	Occupancy Rate	Average Effective Rent Per Square Foot
2007	100.0%	$40.39
2008	100.0%	$40.39
2009	100.0%	$35.66
2010	100.0%	$33.30
2011	100.0%	$33.30

The St. Louis Surgical Center has an initial capitalization rate of 7.25%, based on its net operating income from the in-place leases for the 12 months after the date of purchase of the property, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements. The initial (or first year) capitalization rate is a calculation by which the property’s first year of net operating income is used to determine the property’s value. The initial capitalization rate is equal to the property’s first year of net operating income divided by the purchase price of the property, expressed as a percentage. The property’s first year of net operating income is based on rental income less property expenses. Rental income is based on in-place, contractually agreed upon rents and current occupancy levels. This assumes there are no lease ups or renewal options exercised. The capitalization rate calculation does not factor in debt used, expenses incurred or closing costs involved in the acquisition of the St. Louis Surgical Center.

We believe the St. Louis Surgical Center is suitable for its present and intended purpose as a healthcare facility and adequately covered by insurance. We currently have no plans for any renovations, improvements or further development of the St. Louis Surgical Center.

For 2011, the real estate taxes on the St. Louis Surgical Center were approximately $94,800. For federal income tax purposes, we estimate that the depreciable basis in the St. Louis Surgical Center will be approximately $7,500,000. For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

The St. Louis Surgical Center is located in the St. Louis, Missouri metropolitan area, and as such may compete with other healthcare properties for tenants if the tenant leases are not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the St. Louis Surgical Center. Among other things, the property manager has the authority to negotiate and enter into leases for the St. Louis Surgical Center on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisition of the St. Louis Surgical Center in accordance with the compensation provisions described in the prospectus.

Entry into Loan Agreement

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria – Placement of Debt on Certain Real Property Investments” section on page 113 of the prospectus.

On February 9, 2012, in connection with our acquisition of the St. Louis Surgical Center, HC-760 Office Parkway entered into a loan agreement (the “Loan Agreement”) with American Momentum to obtain a loan in the principal amount of $6,375,000 (the “Loan”), which is secured by a first priority interest in the St. Louis Surgical Center. The material terms of the Loan Agreement provide for the following: (i) a fixed interest rate of 4.75%; (ii) a default interest rate equal to the lesser of (x) the maximum legal rate (as defined in the Loan Agreement) or (y) 9.75%; (iii) a maturity date of February 10, 2017; provided, however, that the Loan will become automatically due and payable at the option of American Momentum upon the happening of an event of default, as defined in the Loan Agreement; (iv) the Loan can be prepaid at any time during its term subject to HC-760 Office Parkway’s obligation to pay a breakage fee to American Momentum, if applicable; and (v) HC-760 Office Parkway must maintain a debt service coverage (as defined in the Loan Agreement) of at least 1.30:1.00. The Loan Agreement does not require HC-760 Office Parkway to escrow funds for capital reserves, taxes, or insurance unless HC-760 Office Parkway has incurred an event of default, in which case it will be required to escrow certain funds for taxes and insurance, as determined by American Momentum. Subject to certain exceptions, the Loan is recourse as to HC-760 Office Parkway. In addition, pursuant to a guaranty entered into by CVOP and American Momentum on February 9, 2012, HC-760 Office Parkway’s payment and performance of the Loan Agreement is guaranteed by CVOP, provided, however, that, with the exception of certain limited obligations, CVOP’s liability under the guaranty is limited to 20% of the outstanding principal balance of the Loan. The Loan Agreement also contains various affirmative and negative covenants that are customary for loan agreements and transactions of this type, including limitations on the incurrence of additional debt by HC-760 Office Parkway.

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